SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

China Cablecom Holdings, Ltd.

(Name of Issuer)

Ordinary Shares, $.0005 par value

(Title of Class of Securities)

G21176105

(CUSIP Number)

Craig Samuels
13990 Rancho Dorado Bend
San Diego, California  92130
(858) 755-1887

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

with a copy to:

Greenberg Traurig, LLP
1750 Tysons Boulevard
Suite 1200
McLean, Virginia  22102
Attention:  Mark Wishner
Telephone:  (703) 749-1352

April 9, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box   ☐.

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 5 Pages

1	NAMES OF REPORTING PERSONS: I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

Craig Samuels

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
(a) ☐
(b) ☒

3	SEC USE ONLY:

4	SOURCE OF FUNDS:

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States of America

	7	SOLE VOTING POWER:

NUMBER OF		1,398,004(1)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,398,004(1)

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,398,004(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

16.1%(2)

14	TYPE OF REPORTING PERSON:

IN

(1)	Includes 924,318 shares of ordinary stock issuable upon the exercise of warrants.
(2)	Based on 7,783,347 shares of ordinary stock outstanding as of April 16, 2008, based on the Issuer’s Form S-1, filed with the Securities and Exchange Commission on April 18, 2008.

Page 2 of 5 Pages

This Amendment No. 1 (this “Amendment”) relates to the Schedule 13D filed by Craig Samuels with the Securities and Exchange Commission on February 13, 2009 (the “Schedule 13D”), relating to ordinary shares, par value $.0005 per share, of China Cablecom Holdings, Ltd. (the “Issuer”). This Amendment is being filed on behalf of Craig Samuels (the “Reporting Person”).

Item 5.	Interest in Securities of the Issuer.

As of the date of this report, the Reporting Person beneficially owns an aggregate of 1,398,004 shares of Ordinary Stock, which represents approximately 16.1% of the Ordinary Stock outstanding as of April 16, 2008, according to the Form S-1 filed by the Issuer on April 18, 2008, as increased by the applicable number of Warrants exercisable by the Reporting Person.  The Reporting Person has sole power to vote or direct the vote of, and to dispose or direct the disposition of, 1,398,004 shares of Ordinary Stock.

Set forth below are the transactions that have taken place in the last 60 days involving the Reporting Person and the Issuer’s securities:

Date	Number of Shares or Units Sold	Sales Price per Share/Unit
12/24/2008	200 Units	.77
12/26/2008	2050 Units	.78
1/26/2009	1420 Units	.889
2/11/2009	100 Shares	.67

Date	Number of Shares or Units Purchased	Sales Price per Share/Unit
12/30/2008	2520 Shares	.6027
2/11/2009	100 Units	.609

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except as set forth herein, the Reporting Person does not have any contract, arrangement, understanding or relationship with respect to the securities of the Issuer.  The Reporting Person owns 924,318 Warrants.  Each Warrant is immediately exercisable at an exercise price of $5.00.  The warrant agreement is incorporated herein by reference to Exhibit No. 4.5 to the Form S-1 filed by Jaguar on August 3, 2005, as incorporated by reference to the Form S-1 filed by the Issuer on April 18, 2008.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1.
Warrant agreement (incorporated herein by reference to Exhibit No. 4.5 to the Form S-1 filed by Jaguar on August 3, 2005, as incorporated by reference to the Form S-1 filed by the Issuer on April 18, 2008).

Page 3 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 11, 2009

CRAIG SAMUELS

By:	/s/ Craig Samuels
Name:	Craig Samuels

Page 4 of 5 Pages

EXHIBIT INDEX

Exhibit
Number	Description

1
Warrant agreement (incorporated herein by reference to Exhibit No. 4.5 to the Form S-1 filed by Jaguar on August 3, 2005, as incorporated by reference to the Form S-1 filed by the Issuer on April 18, 2008).

Page 5 of 5 Pages